
October 24, 2022

Michael Stornant
Chief Financial Officer
Wolverine World Wide, Inc.
9341 Courtland Drive N.E.
Rockford, MI 49351

> **Re: Wolverine World Wide, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2022**
> **File No. 001-06024**

Dear Michael Stornant:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing